

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Mark B. Johnson
Senior Vice President and Chief Financial Officer
DNOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

> **Re: DNOW Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-36325**

Dear Mark B. Johnson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology